FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes for the First Quarter of 2013.

BANCO DE CHILE AND SUBSIDIARIES

Index

I.                     Interim Condensed Consolidated Statements of Financial Position

II.                Interim Condensed Consolidated Statements of Comprehensive Income

III.           Interim Condensed Consolidated Statements of Other Comprehensive Income

IV.            Interim Condensed Consolidated Statements of Changes in Equity

V.                 Interim Condensed Consolidated Statements of Cash Flows

VI.            Notes to the Interim Condensed Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2013	December 2012	March 2012
		MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	7	629,627	684,925	996,023
Transactions in the course of collection	7	478,296	396,611	546,454
Financial assets held-for-trading	8	328,921	192,724	346,338
Cash collateral on securities borrowed and reverse repurchase agreements	9	44,816	35,100	40,050
Derivative instruments	10	334,163	329,497	375,169
Loans and advances to banks	11	966,762	1,343,322	299,377
Loans to customers, net	12	18,762,438	18,334,330	17,357,290
Financial assets available-for-sale	13	1,602,820	1,264,440	1,359,057
Financial assets held-to-maturity	13	—	—	—
Investments in other companies	14	14,247	13,933	15,880
Intangible assets	15	33,019	34,290	35,216
Property and equipment	16	203,495	205,189	209,188
Current tax assets	17	3,153	2,684	2,197
Deferred tax assets	17	124,618	127,143	112,394
Other assets	18	299,371	296,878	261,008
TOTAL ASSETS		23,825,746	23,261,066	21,955,641
LIABILITIES
Current accounts and other demand deposits	19	5,455,183	5,470,971	5,155,775
Transactions in the course of payment	7	317,569	159,218	349,718
Cash collateral on securities lent and repurchase agreements	9	329,557	226,396	301,456
Savings accounts and time deposits	20	9,831,738	9,612,950	9,140,305
Derivative instruments	10	367,884	380,322	393,669
Borrowings from financial institutions	21	1,184,869	1,108,681	1,698,913
Debt issued	22	3,462,679	3,273,933	2,499,397
Other financial obligations	23	150,245	162,123	146,950
Current tax liabilities	17	26,455	25,880	7,442
Deferred tax liabilities	17	31,656	27,630	23,722
Provisions	24	270,370	504,837	258,396
Other liabilities	25	252,459	301,066	213,311
TOTAL LIABILITIES		21,680,664	21,254,007	20,189,054

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,849,433	1,629,078	1,509,994
Reserves		213,767	177,574	177,574
Other comprehensive income		24,690	18,935	12,883
Retained earnings:
Retained earnings from previous periods		16,379	16,379	16,379
Income for the period		121,470	465,850	121,161
Less:
Provision for minimum dividends		(80,658)	(300,759)	(71,405)
Subtotal		2,145,081	2,007,057	1,766,586
Non-controlling interests		1	2	1

TOTAL EQUITY		2,145,082	2,007,059	1,766,587
TOTAL LIABILITIES AND EQUITY		23,825,746	23,261,066	21,955,641

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month ended March 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

A. CONSOLIDATED STATEMENT OF INCOME

	Notes	March 2013	March 2012
		MCh$	MCh$
Interest revenue	28	397,542	434,426
Interest expense	28	(153,082)	(190,071)
Net interest income		244,460	244,355

Income from fees and commissions	29	94,356	91,301
Expenses from fees and commissions	29	(17,388)	(16,035)
Net fees and commission income		76,968	75,266

Net financial operating income	30	4,870	(1,779)
Foreign exchange transactions, net	31	9,960	12,241
Other operating income	36	7,892	7,637
Total operating revenues		344,150	337,720

Provisions for loan losses	32	(49,843)	(46,950)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		294,307	290,770

Personnel expenses	33	(77,932)	(75,204)
Administrative expenses	34	(59,299)	(57,525)
Depreciation and amortization	35	(7,201)	(7,720)
Impairment	35	(5)	—
Other operating expenses	37	(10,151)	(14,901)

TOTAL OPERATING EXPENSES		(154,588)	(155,350)

NET OPERATING INCOME		139,719	135,420

Income attributable to associates	14	608	590
Income before income tax		140,327	136,010

Income tax		(18,857)	(14,849)
	17
NET INCOME FOR THE PERIOD		121,470	121,161
Attributable to:
Bank’s Owners		121,470	121,161
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	1.33	1.38
Diluted net income per share	27	1.33	1.38

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month ended March 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

B. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	March 2013	March 2012
		MCh$	MCh$

NET INCOME FOR THE PERIOD		121,470	121,161

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available-for-sale instruments	13	7,751	17,436
Gains and losses on derivatives held as cash flow hedges		(542)	772
Cumulative translation adjustment		(12)	(45)
Other comprehensive income before income taxes		7,197	18,163

Income tax related to other comprehensive income	17	(1,442)	(3,118)

Total other comprehensive income		5,755	15,045

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		127,225	136,206

Attributable to:
Bank’s owners		127,225	136,206
Non-controlling interest		—	—

Comprehensive net income per share attributable to Bank’s owners:		Ch$	Ch$
Basic net income per share		1.39	1.55
Diluted net income per share		1.39	1.55

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month ended March 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
					Unrealized			Retained
					gains			earnings		Provision	Attributable
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	(losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	from previous periods	Income for the year	for minimum dividends	to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1739,173	2	1,739,175
Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (released) earnings	27	—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(1)	(37,302)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(45)	—	—	—	(45)	—	(45)
Cash flow hedge adjustment, net		—	—	—	—	633	—	—	—	—	633	—	633
Valuation adjustment on available-for-sale instruments, net		—	—	—	14,370	—	—	—	—	—	14,370	—	14,370
Income for the period 2012		—	—	—	—	—	—	—	121,161	—	121,161	—	121,161
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(71,405)	(71,405)	—	(71,405)
Balances as of March 31, 2012		1,500,994	32,256	145,318	12,726	238	(81)	16,379	121,161	(71,405)	1,766,586	1	1,766,587

Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	(13)	—	—	—	(13)	—	(13)
Cash flow hedge adjustment, net		—	—	—	—	796		—	—	—	796	—	796
Valuation adjustment on available-for-sale instruments, net		—	—	—	5,269	—	—	—	—	—	5,269	—	5,269
Subscribed and paid shares		119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the period 2012		—	—	—	—	—	—	—	344,689	—	344,689	1	344,690
Provision for minimum dividends		—	—	—	—	—	—	—	—	(229,354)	(229,354)	—	(229,354)

Balances as of December 31, 2012		1,629,078	32,256	145,318	17,995	1,034	(94)	16,379	465,850	(300,759)	2,007,057	2	2,007,059
Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Retention (released) earnings	27	—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(12)	—	—	—	(12)	—	(12)
Cash flow hedge adjustment, net		—	—	—	—	(433)	—	—	—	—	(433)	—	(433)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	6,200	—	—	—	—	—	6,200	—	6,200
Subscribed and paid shares		134,153	—	—	—	—	—	—	—	—	134,153	—	134,153
Income for the period 2013		—	—	—	—	—	—	—	121,470	—	121,470	1	121,471
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(80,658)	(80,658)	—	(80,658)
Balances as of March 31, 2013		1,849,433	32,256	181,511	24,195	601	(106)	16,379	121,470	(80,658)	2,145,081	1	2,145,082

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month ended March 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2013	March 2012
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		121,470	121,161
Items that do not represent cash flows:
Depreciation and amortization	35	7,201	7,720
Impairment of intangible assets and property and equipment	35	5	—
Provision for loan losses	32	57,140	55,157
Provision of contingent loans	32	1,561	750
Fair value adjustment of financial assets held-for-trading		(346)	1,378
Income attributable to investments in other companies	14	(608)	(590)
Income from sales of assets received in lieu of payment	36	(1,777)	(1,695)
Net gain on sales of property and equipment		(160)	(57)
(Increase) decrease in other assets and liabilities		(80,504)	(117,648)
Charge-offs of assets received in lieu of payment	37	388	254
Other charges (credits) to income that do not represent cash flows		(1,686)	(389)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		11,400	(43,543)
Net changes in interest and fee accruals		24,562	3,875
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		376,721	349,072
(Increase) decrease in loans to customers		(484,889)	(375,193)
(Increase) decrease in financial assets held-for-trading, net		(118,379)	(76,249)
(Increase) decrease in deferred taxes, net	17	6,551	4,397
(Increase) decrease in current account and other demand deposits		(15,796)	260,467
(Increase) decrease in payables from repurchase agreements and security lending		109,187	56,037
(Increase) decrease in savings accounts and time deposits		196,836	(166,389)
Proceeds from sale of assets received in lieu of payment		1,885	2,228
Total cash flows from operating activities		210,762	80,743
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(150,906)	114,873
Purchases of property and equipment	16	(3,358)	(6,339)
Proceeds from sales of property and equipment		416	73
Purchases of intangible assets	15	(1,040)	(2,300)
Investments in other companies	14	—	—
Dividends received from investments in other companies	14	—	—
Total cash flows from investing activities		(154,888)	106,307
FINANCING ACTIVITIES:
Proceeds of mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(5,785)	(7,497)
Proceeds from bond issuances	22	374,323	109,811
Redemption of bond issuances		(188,958)	(26,038)
Proceeds from subscription and payment of shares	27	134,153	—
Dividends paid	27	(343,455)	(296,802)
(Increase) decrease in borrowings from financial institutions		(85,528)	234,001
(Increase) decrease in other financial obligations		(10,708)	(36,652)
(Increase) decrease in borrowings from Central Bank of Chile		—	(22,793)
Proceeds from borrowings from Central Bank (long-term)		—	—
Payment of borrowings from Central Bank of Chile (long-term)		(3)	(8)
Long-term foreign borrowings		252,109	63,492
Payment of long-term foreign borrowings		(90.468)	(189,716)
Proceeds from other long-term borrowings		53	249
Payment of other long-term borrowings		(1,248)	(1,355)
Total cash flows from financing activities		34,485	(173,308)
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		90,359	13,742
Net effect of exchange rate changes on cash and cash equivalents		(5,935)	(26,875)
Cash and cash equivalents at beginning of year		1,236,324	1,429,908
Cash and cash equivalents at end of period	7	1,320,748	1,416,775
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest received		396,318	385,864
Interest paid		(127,196)	(137,634)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month ended March 31, 2013 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its Website is www.bancochile.cl.

2.                   Legal provisions, basis of preparation and other information:

(a)                        Legal provisions:

The General Banking Law in its Article N° 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                       Basis of consolidation:

(b.1)          These Interim Condensed Consolidated Financial Statements for the three-months period ended March 31, 2013 are presented based on the same accounting principles described in the Bank’s audited Consolidated Financial Statements at December 31, 2012 and for the year then ended (audited financial statements), and have been prepared according to the Compendium of Accounting Standards, Chapter C-2 issued by the Superintendency of Banks and Financial Institutions and the International Financial Reporting Standard N°34 (“IAS 34”) “Intermediate Financial Information”.

According to IAS 34, the intermediate financial information is prepared solely with the intention of updating the content of the last annual Consolidated Financial Statements, putting emphasis on the new activities, events and circumstances occurred during the nine-month period after period end and not duplicating the previous published information in the last Consolidated Financial Statements. Consequently, the Interim Consolidated  Financial Statements do not include all the complete information and notes required for the complete Consolidated Financial statements according to the International Accounting Standards and International Financial Information issued by the IASB, reason by which for a suitable understanding of the information that is included in these Interim Condensed Consolidated Financial Statements, they must be read along with the annual Consolidated Financial statements of Banco de Chile, corresponding to the year  ended December 31, 2012.

(b.2)            The following table details the entities in which the Bank —directly or indirectly— owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	March	March	March	March	March	March
Rut	Subsidiaries	Country	Currency	2013	2012	2013	2012	2013	2012
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile	Ch$	99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Legal provisions, basis of preparation and other information, continued:

(c)   Use of estimates and judgment

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.         Goodwill valuation (Note 15);

2.         Useful lives of property and equipment and intangible assets (Notes 15 y 16);

3.         Income taxes and deferred taxes (Note 17);

4.         Provisions (Note 24);

5.         Commitments and contingencies (Note 26);

6.         Provision for loan losses (Note 32);

7.         Impairment of other financial assets (Note 35);

8.         Fair value of financial assets and liabilities (Note 39).

During the three month period ended March 31, 2013 there have been no significant changes to estimations made when preparing the Bank’s 2012 Annual Consolidated Financial Statements, other than those indicated in these Interim Condensed Consolidated Financial Statements.

(d)   Comparison of the Information:

The information contained in these financial statements corresponding to year 2012 is presented, unique and exclusively, to compare with the information regarding the period of three month ended March 31, 2013.

(e)   Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of three month ended March 31, 2013.

(f)    Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, in accordance with IAS 34, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of March 31, 2013, as per the following detail:

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011, clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

According to current rules about netting force in Chile, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date to annual periods beginning on or after January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires mandatory and prospectively that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all investments of variable rent were measured for its fair value. However, the Management has the option of present directly the variations of fair value in equity in the item “Other Comprehensive Income”. This designation is available for the initial recognize of an instruments and is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, from the variations of fair value shall be not included in income statements.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, neither of these standards has been approved by the Superintendency of Banks, event that is required for their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements

The Amendments to IFRS 10, IFRS 12 and IAS 27 introduce a definition of an investment entity and also introduce an exception for consolidate certain subsidiaries that form part of an investment entity. An investment entity must also evaluate the performance of its investments on a fair value basis, recognizing changes on results according to IFRS 9.

Amendments also introduce new requirements of information to disclose, referred to investment entities on IFRS 12 and IAS 27.

If an entity applies this amendments but not applies IFRS 9 yet, any reference in this document to IFRS 9 must be interpreted as a reference to IAS 39 Financial Instruments: Recognition and Measurement.

The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

On March 19, 2013 the Superintendency of Banks issued a Circular No. 3,548 that modified the following:

(a)         The instructions relative to the presentation of Statements of Income for matching the names used in the Compendium of Accounting Standards issued by the Chilean Superintendency of Banks with last modifications of IAS 1.

The expressions: “Statement of Income” and “Statement of Comprehensive Income” must be replaced by “Statement of Income for the Period” and “Statement of Other Comprehensive Income for the Period” respectively.

(b)         Accurate presentation of income (loss) that originate in the case of sale portfolio loans, stipulated that the net income (loss) for sale portfolio loans classified in the item “Net financial operating income”, corresponds to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the value net of provisions of the transferred assets, registered at the sale date.

Until before this regulatory change, the net income (loss) of sale portfolio loans, corresponded to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the gross value of transferred assets, proceeding after to release of the established provisions for that loans, being this last effect recognized in the item “Provisions for loan losses” of the Income Statements of the Periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

During the period ended March 31, 2013, have not occurred significant accounting changes that affect the presentation of consolidated financial statements.

5.                   Relevant Events:

(a)         On January 04, 2013 Banco de Chile has concluded the execution process of the insurance agreements between Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, with Banchile Seguros de Vida S.A., which were entered into through private instruments dated on December 28, 2013, which are:

(1)         Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

(2)         Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

ii)                           Collection and Data Administration Agreement.

iii)                        Use Agreement for Distribution Channels.

iv)                       Banchile’s Trademark License Agreement.

v)                          Credit Life Insurance Agreement.

(3)    Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All of the agreements have a duration of 3 years effective from January 1, 2013, excluding those insurances, as applicable, that are related to loan mortgages subject to public bid in accordance with article 40 of DFL N° 251 of 1931.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is a subsidiary of Banco de Chile, incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

(b)         On January 17, 2013 the Central Bank of Chile, in session N°1730-02-130117 held today, agreed and determined, in accordance with article 30 letter b) of Law N°19,396, the selling price of the subscription options pertaining the 1,279,502,316 (Banco de Chile-T series) cash shares issued by Banco de Chile as agreed during the Extraordinary Shareholders Meeting held on October  17, 2012. Those shares are owned by Sociedad Administradora de la Obligación Subordinada SAOS S.A. and are pledged as collateral to the Chilean Central Bank.

The above referred subscription options shall be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A. during the so called “Special Preferential Rights Offering Period” which will begin running on January 19, 2013, and shall be elapsed on February 17, 2013.

In accordance with the above referred resolution of the Council of the Central Bank of Chile, the price of each option shall be as follows:

“The price of the subscription option, hereinafter the “Option Price”, shall correspond to the higher value between $0.1 and the value resulting from the difference obtained after multiplying

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                     Relevant Events, continued:

0.9752 over the average stock trading price of Banco de Chile´s shares registered in local stock exchanges during the three business trading days preceding the date in which the corresponding option is acquired, hereinafter the “Weighted Average Share Price” (“Precio Promedio Ponderado de la Acción”), and $62.0920.

For these purposes, the “Weighted Average Share Price” shall be determined, for each day, in accordance to the weighted average price of Banco de Chile´s shares traded during the three business trading days preceding the date in which the corresponding option is acquired, having in mind that the value corresponding to the Weighted Average Price, in relation to the beginning of the Special Preferential Rights Offering Period shall be of $71.4. This value considers the resulting prices from the Ordinary Preferential Rights Offering Period referred to in letter a) of article 30 of Law N°19.396, so that, initially, the Option Price shall correspond to $7.5 per each Banco de Chile´s share, and subsequently, he Option Price shall be determined pursuant to the Weighted Average Share Price, as explained before.

In any event, and for the purposes of selling the subscription options, the Option Price shall correspond to $7.5 for each Banco de Chile´s share, as long as the Weighted Average Share Price, determined as described before, does not exceed $76.9 nor be less than $71.3.

The Option Price that is determined in accordance with the aforementioned, shall be paid up front pursuant to the conditions set forth by Banco de Chile for purposes of the Bank’s capital increase and its calculation procedure shall also be governed by the term established in the final paragraph of letter b) of article 30 of the Law N° 19,396, in accordance to the conditions established by the same legal provision”.

In addition, the Central Bank of Chile resolved that Sociedad Administradora de la Obligación Subordinada SAOS S.A. shall preferentially offer the options to the mentioned shareholders at the price singularized before. The price shall be previously notified by Sociedad Administradora de la Obligación Subordinada SAOS S.A. to the Central Bank of Chile and also be informed to interested persons at the beginning of each day of the “Special Preferential Rights Offering Period”.

(c)          On January 24, 2013 in the Ordinary Meeting No. BCH 2,769, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the 21th of March, 2013 with the objective of proposing, among other matters, the distribution of the Dividend number 201 of $ 3.41625263165 per every of the 88.037.813.511 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, corresponding to 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, of no par value, with a value of $71.97 per “Banco de Chile “share which will be distributed among the shareholders in the proportion of  0,02034331347 shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396.

In the Ordinary and Extraordinary Banco de Chile’s meetings held on March 21, 2013 was agree to comply de previous agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                                      Relevant Events, continued:

(d)         On March 21, 2013 Banco de Chile inform that the Ordinary Shareholders Meeting of the Bank held today, agreed to definitely appoint Mr. Francisco Aristeguieta Silva as Director of the Bank, position that he will hold until the next renewal of the Board.

(e)          On March 26, 2013 the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No, 1742E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on December 31, 2012, including the proportional part of the profits agreed upon capitalization, be paid in cash currency.

(f)           On March 27, 2013 died Mr. Guillermo Luksic C., important member of our Board since 2001 and member of controlling group of our Bank.

(g)          According to Note 27 (a) as of March 31, 2013 it was subscribed the total shares of increase capital authorized in the Extraordinary Shareholders Meeting held on October 17, 2012.  As of March 31, 2013 are 92,696 shares pending to payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited
• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Factoring S.A.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.
• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% or more of its total income during the three-month period ended March 31, 2013 and 2012.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the information by segment for the periods ended March 31, 2013 and 2012 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Adjustment (*)		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	172,476	163,398	66,249	66,135	1,395	10,337	1,584	1,114	241,704	240,984	2,756	3,371	244,460	244,355
Net fees and commissions income (loss)	44,757	44,333	10,066	8,812	(67)	(131)	24,992	24,447	79,748	77,461	(2,780)	(2,195)	76,968	75,266
Other operating income	4,234	5,700	8,645	7,144	3,639	1,858	9,621	7,423	26,139	22,125	(3,417)	(4,026)	22,722	18,099
Total operating revenue	221,467	213,431	84,960	82,091	4,967	12,064	36,197	32,984	347,591	340,570	(3,441)	(2,850)	344,150	337,720

Provisions for loan losses	(51,878)	(46,935)	2,248	(441)	—	374	(213)	52	(49,843)	(46,950)	—	—	(49,843)	(46,950)
Depreciation and amortization	(5,184)	(5,327)	(1,446)	(1,896)	(139)	(132)	(432)	(365)	(7,201)	(7,720)	—	—	(7,201)	(7,720)
Other operating expenses	(99,602)	(99,003)	(26,517)	(29,254)	(1,554)	(1,379)	(23,155)	(20,844)	(150,828)	(150,480)	3,441	2,850	(147,387)	(147,630)
Income attributable to associates	472	385	108	177	11	13	17	15	608	590	—	—	608	590
Income before income taxes	65,275	62,551	59,353	50,677	3,285	10,940	12,414	11,842	140,327	136,010	—	—	140,327	136,010
Income taxes													(18,857)	(14,849)
Income after income taxes													121,470	121,161

Assets	9,864,246	8,861,180	9,669,674	9,388,447	3,731,439	3,112,230	1,109,082	1,147,974	24,374,441	22,509,831	(676,466)	(668,781)	23,697,975	21,841,050
Current and deferred taxes													127,771	114,591
Total assets													23,825,746	21,955,641

Liabilities	7,504,295	6,639,249	9,126,483	8,865,354	4,753,406	4,360,228	914,835	961,840	22,299,019	20,826,671	(676,466)	(668,781)	21,622,553	20,157,890
Current and deferred taxes													58,111	31,164
Total liabilities													21,680,664	20,189,054

(*)This column corresponds to the elimination adjustment to conform to the interim condensed consolidated statements of comprehensive income and statements of financial position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	March 2013	December 2012	March 2012
	MCh$	MCh$	MCh$
Cash and due from banks:
Cash	342,078	400,249	325,820
Current account with the Chilean Central Bank (*)	199,291	67,833	514,809
Deposits in other domestic banks	17,002	15,295	94,723
Deposits abroad	71,256	201,548	60,671
Subtotal - Cash and due from banks	629,627	684,925	996,023

Net transactions in the course of collection	160,727	237,393	196,736
Highly liquid financial instruments	505,510	304,886	213,684
Repurchase agreements	24,884	9,120	10,332
Total cash and cash equivalents	1,320,748	1,236,324	1,416,775

(*) Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	March 2013	December 2012	March 2012
	MCh$	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	167,205	249,019	188,599
Funds receivable	311,091	147,592	357,855
Subtotal transactions in the course of collection	478,296	396,611	546,454

Liabilities
Funds payable	(317,569)	(159,218)	(349,718)
Subtotal transactions in the course of payment	(317,569)	(159,218)	(349,718)
Net transactions in the course of collection	160,727	237,393	196,736

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	56,133	25,585	59,982
Central Bank promissory notes	2,992	3,068	3,414
Other instruments issued by the Chilean Government and Central Bank	62,267	43,726	14,047

Other instruments issued in Chile
Mortgage bonds from domestic banks	17	22	63
Bonds from domestic banks	—	—	678
Deposits in domestic banks	132,127	87,093	221,574
Bonds issued in Chile	—	—	585
Other instruments issued in Chile	576	188	1,505

Instruments issued by foreign institutions
Other instruments issued abroad	—	—	—

Mutual fund investments:
Funds managed by related companies	74,809	33,042	44,490
Total	328,921	192,724	346,338

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, for the period ended March 31, 2013 the Bank does not have movement for this concept (MCh$11,596 in 2012).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$117,601 as of March 31, 2013 (MCh$202,538 in 2012).

Agreements to repurchase have an average expiration of 9 days as of period-end (7 days in 2012).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$48,690 as of March 31, 2013 (MCh$62,373 as of March 31, 2012), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Cash collateral on securities borrowed and reverse repurchase agreements:

(a)             The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of March 31, 2013 and 2012, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	1,153	—	—	—	—	—	—	—	—	—	—	—	1,153

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	3,685	—	—	—	—	—	—	—	—	—	—	—	3,685	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	31,474	7,871	6,240	30,141	3,417	885	—	—	—	—	—	—	41,131	38,897

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	35,159	9,024	6,240	30,141	3,417	885	—	—	—	—	—	—	44,816	40,050

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.             Cash collateral on securities lent and repurchase agreements, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of March 31, 2013 and 2012, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	10,758	11,532	—	—	—	—	—	—	—	—	—	—	10,758	11,532
Central Bank promissory notes	11,780	2,970	—	—	—	—	—	—	—	—	—	—	11,780	2,970
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	306,801	280,330	73	105	—	5,997	—	—	—	—	—	—	306,874	286,432
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	21	522	—	—	124	—	—	—	—	—	—	—	145	522

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	329,360	295,354	73	105	124	5,997	—	—	—	—	—	—	329,557	301,456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities given (purchases):

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. As of March 31, 2013, the Bank held securities with a fair value of Ch$45,149 million (Ch$40,685 million in 2012) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities received (sales):

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of March 31, 2013 is Ch$329,179 million (Ch$299,544 million in 2012). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                       As of March 31, 2013 and 2012, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	31,428	30,966	38,815	24,787	72,459	100,290	—	—	10,177	9,881
Interest rate swap	—	—	—	—	—	—	27,121	14,797	17,501	23,589	102,701	164,813	69	—	17,304	22,736
Total derivatives held for hedging purposes	—	—	—	—	—	—	58,549	45,763	56,316	48,376	175,160	265,103	69	—	27,481	32,617

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	152,103	57,742	—	—	—	—	57,309	57,213	13,658	—	77,471	—	—	—	3,003	685
Total Derivatives held as cash flow hedges	152,103	57,742	—	—	—	—	57,309	57,213	13,658	—	77,471	—	—	—	3,003	685

Derivatives held-for-trading purposes
Currency forward	3,652,560	5,014,259	2,135,033	3,057,682	3,349,352	3,780,719	290,516	405,339	1,474	26,173	64	97	63,806	90,283	70,048	98,512
Cross currency swap	443,594	214,975	882,000	300,801	3,073,079	2,176,784	3,628,575	1,729,859	1,734,868	775,262	1,763,175	941,419	70,080	70,123	85,707	87,766
Interest rate swap	109,037	163,219	311,403	452,278	1,217,523	1,181,848	1,503,249	2,073,321	823,939	1,077,784	1,067,329	1,151,795	199,591	214,484	180,911	173,785
Call currency options	14,015	19,534	17,391	12,697	29,973	15,823	5,849	—	—	—	—	—	257	196	340	152
Put currency options	12,011	—	15,441	7,814	17,416	6,446	566	—	—	—	—	—	360	83	394	131
Others	—	—	—	—	—	—	—	—	—	—	—	679,607	—	—	—	21
Total derivatives of negotiation	4,231,217	5,411,987	3,361,268	3,831,272	7,687,343	7,161,620	5,428,755	4,208,519	2,560,281	1,879,219	2,830,568	2,772,918	334,094	375,169	337,400	360,367

Total	4,383,320	5,469,729	3,361,268	3,831,272	7,687,343	7,161,620	5,544,613	4,311,495	2,630,255	1,927,595	3,083,199	3,038,021	334,163	375,169	367,884	393,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(b)                       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2013 and 2012:

	As of March 31,
	2013	2012
	MCh$	MCh$
Hedged element
Commercial loans	142,702	156,043
Corporate bonds	147,323	203,199
Total	290,025	359,242

Hedge instrument
Cross currency swap	142,702	156,043
Interest rate swap	147,323	203,199
Total	290,025	359,242

(c)                        Cash flow Hedges:

(c.1)     The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points and Hong Kong dollars to fix rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                               Derivative Instruments and Accounting Hedges, continued:

(c.2)             Below is an estimate of the periods in which the estimated cash flows, that includes the interest and the capital amount, of the hedged item(s) are expected to be generated:

	As of March 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outflows
Hedged item (Corporate bonds MXN)	(517)	(482)	(2,411)	(59,480)	—	—	(62,890)
Hedged item (Corporate bonds HKD)	—	—	(3,093)	(6,198)	(6,221)	(108,463)	(123,975)
Hedged item (Corporate bonds PEN)	—	—	(552)	(2,207)	(15,866)	—	(18,625)

Inflows
Hedged Instrument (Cross currency swap MXN leg)	517	482	2,411	59,480	—	—	62,890
Hedged Instrument (Cross currency swap HKD leg)	—	—	3,093	6,198	6,221	108,463	123,975
Hedged Instrument (Cross currency swap PEN leg)	—	—	552	2,207	15,866	—	18,625

Net cash flows	—	—	—	—	—	—	—

	As of March 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Outflows
Hedged item (Corporate bonds MXN)	(239)	(477)	(2,385)	(62,461)	—	—	(65,562)

Inflows
Cross Currency Swap MXN	239	477	2,385	62,461	—	—	65,562

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)        Cash flow Hedges, continued:

	As of March 31, 2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Inflows
Hedged item (Cash flows CLF)	—	1,041	3,461	66,614	20,340	106,992	198,448

Outflows
Hedged Instrument (Cross currency swap CLF/MXN leg)	—	(821)	(825)	(60,242)	—	—	(61,888)
Hedged Instrument (Cross currency swap CLF/HKD leg)	—	—	(2,415)	(5,489)	(5,504)	(106,992)	(120,400)
Hedged Instrument (Cross currency swap CLF/PEN leg)	—	(220)	(221)	(883)	(14,836)	—	(16,160)

Net cash flows	—	—	—	—	—	—	—

	As of March 31, 2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Inflows
Hedged item (Cash flows CLF)	—	795	813	60,985	—	—	62,593
Outflows
Hedged Instrument (Cross currency swap CLF/MXN leg)	—	(795)	(813)	(60,985)	—	—	(62,593)

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)   The accumulated amount of unrealized gain was Ch$542 million (Ch$772 million in 2012) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of March 2013 was Ch$433 million (Ch$633 million in 2012).

The accumulated amount for this concept (net of deferred taxes) as of March 31, 2013 correspond to a credit to equity amounted Ch$601 million (credit to equity of Ch$238 million in 2012)

(c.4)   The net effect in income of derivatives cash flow hedges amount to Ch$531 millions in 2013 (Ch$1,004 million in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.            Loans and advances to Banks:

(a)                       Amounts are detailed as follows:

	March 2013	December 2012	March 2012
	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans	33,181	14,309	64,273
Others credits with domestic banks	—	—	—
Provisions for loans to domestic banks	(21)	(5)	(53)
Subtotal	33,160	14,304	64,220

Foreign Banks
Loans to banks	211,077	146,980	162,454
Overdrafts in current accounts	—	—	—
Credit with domestic companies	58,983	67,787	58,299
Credits with third countries	14,348	14,509	14,751
Other credits with foreign banks	—	—	—
Provisions for loans to foreign banks	(1,127)	(954)	(841)
Subtotal	283,281	228,322	234,663

Central Bank of Chile
Non-available Central Bank deposits	650,000	1,100,000	—
Other Central Bank credits	321	696	494
Subtotal	650,321	1,100,696	494
Total	966,762	1,343,322	299,377

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	48	—	48
Provisions released	—	(160)	(160)
Balance as of March 31, 2012	53	841	894
Charge-offs	—	—	—
Provisions established	—	113	113
Provisions released	(48)	—	(48)
Balance as of January 1, 2013	5	954	959
Charge-offs	—	—	—
Provisions established	16	173	189
Provisions released	—	—	—
Balance as of March 31, 2013	21	1,127	1,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.            Loans to Customers, net:

(a)                       Loans to Customers:

As of March 31, 2013 and 2012, the composition of the portfolio of loans is the following:

	As of March 31, 2013
	Assets before allowance			Allowances established
	Normal	Impaired		Individual	Group
	Portfolio	Loans	Total	Provisions	Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,576,901	247,552	8,824,453	(90,792)	(73,243)	(164,035)	8,660,418
Foreign trade loans	1,133,109	89,103	1,222,212	(52,112)	(513)	(52,625)	1,169,587
Current account debtors	221,499	1,747	223,246	(3,264)	(2,601)	(5,865)	217,381
Factoring transactions	534,941	5,975	540,916	(10,176)	(599)	(10,775)	530,141
Commercial lease transactions (1)	1,097,132	27,998	1,125,130	(3,857)	(9,402)	(13,259)	1,111,871
Other loans and accounts receivable	37,501	4,673	42,174	(751)	(2,221)	(2,972)	39,202
Subtotal	11,601,083	377,048	11,978,131	(160,952)	(88,579)	(249,531)	11,728,600
Mortgage loans
Mortgage bonds	97,169	6,177	103,346	—	(619)	(619)	102,727
Transferable mortgage loans	141,214	3,228	144,442	—	(558)	(558)	143,884
Other residential real estate mortgage loans	4,038,816	47,823	4,086,639	—	(15,423)	(15,423)	4,071,216
Credits from ANAP	26	—	26	—	—	—	26
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	63	316	379	—	(6)	(6)	373
Subtotal	4,277,288	57,544	4,334,832	—	(16,606)	(16,606)	4,318,226
Consumer loans
Consumer loans in installments	1,781,959	156,978	1,938,937	—	(131,697)	(131,697)	1,807,240
Current account debtors	238,800	10,447	249,247	—	(7,540)	(7,540)	241,707
Credit card debtors	674,211	25,399	699,610	—	(32,949)	(32,949)	666,661
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	174	7	181	—	(177)	(177)	4
Subtotal	2,695,144	192,831	2,887,975	—	(172,363)	(172,363)	2,715,612
Total	18,573,515	627,423	19,200,938	(160,952)	(277,548)	(438,500)	18,762,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a)                       Loans to Customers, continued:

	As of March 31, 2012
	Assets before allowances			Allowances established
	Normal	Substandard		Individual	Group
	Portfolio	Loans	Total	Provisions	Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,969,331	215,851	8,185,182	(87,563)	(55,874)	(143,437)	8,041,745
Foreign trade loans	1,287,646	63,816	1,351,462	(53,824)	(330)	(54,154)	1,297,308
Current account debtors	196,785	2,462	199,247	(2,638)	(2,165)	(4,803)	194,444
Factoring transactions	504,213	7,570	511,783	(8,067)	(521)	(8,588)	503,195
Commercial lease transactions (1)	1,001,063	24,764	1,025,827	(5,167)	(7,665)	(12,832)	1,012,995
Other loans and accounts receivable	43,509	4,316	47,825	(868)	(1,536)	(2,404)	45,421
Subtotal	11,002,547	318,779	11,321,326	(158,127)	(68,091)	(226,218)	11,095,108
Mortgage loans
Mortgage bonds	118,267	10,437	128,704	—	(995)	(995)	127,709
Transferable mortgage loans	164,337	5,240	169,577	—	(763)	(763)	168,814
Other residential real estate mortgage loans	3,456,383	52,239	3,508,622	—	(14,397)	(14,397)	3,494,225
Credits from ANAP	29	—	29	—	—	—	29
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	67	413	480	—	(22)	(22)	458
Subtotal	3,739,083	68,329	3,807,412	—	(16,177)	(16,177)	3,791,235
Consumer loans
Consumer loans in installments	1,668,004	110,960	1,778,964	—	(122,716)	(122,716)	1,656,248
Current account debtors	234,071	9,767	243,838	—	(6,820)	(6,820)	237,018
Credit card debtors	584,767	18,189	602,956	—	(25,324)	(25,324)	577,632
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	235	8	243	—	(194)	(194)	49
Subtotal	2,487,077	138,924	2,626,001	—	(155,054)	(155,054)	2,470,947
Total	17,228,707	526,032	17,754,739	(158,127)	(239,322)	(397,449)	17,357,290

(1)                       In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of March 31, 2013, MCh$460,681 (MCh$411,859 in 2012) correspond to finance leases for real estate and MCh$664,449 (MCh$613,968 in 2012), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, continued:

(b)                       Allowances for loan losses:

Movements in allowances for loan losses during the three-month period ended March 31, 2013 and 2012 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(1,058)	(8,730)	(9,788)
Mortgage loans	—	(817)	(817)
Consumer loans	—	(31,705)	(31,705)
Total charge-offs	(1,058)	(41,252)	(42,310)
Allowances established	—	56,461	56,461
Allowances released	(1,192)	—	(1,192)
Balance as of March 31, 2012	158,127	239,322	397,449

Balance as of January 1, 2013	164,901	262,534	427,435
Charge-offs:
Commercial loans	(2,314)	(6,512)	(8,826)
Mortgage loans	—	(677)	(677)
Consumer loans	—	(36,383)	(36,383)
Total charge-offs	(2,314)	(43,572)	(45,886)
Allowances established	—	58,586	58,586
Allowances released	(1,635)	—	(1,635)
Balance as of March 31, 2013	160,952	277,548	438,500

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.              As of March 31, 2013 and 2012, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

2.              As of March 31, 2013 and 2012, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(c)                        Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	March 2013	March 2012	March 2013	March 2012	March 2013	March 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	404,705	351,364	(54,189)	(44,460)	350,516	306,904
Due after 1 year but within 2 years	300,899	265,863	(38,906)	(33,193)	261,993	232,670
Due after 2 years but within 3 years	185,832	181,423	(23,938)	(21,725)	161,894	159,698
Due after 3 years but within 4 years	112,832	108,945	(15,492)	(14,835)	97,340	94,110
Due after 4 years but within 5 years	75,009	71,952	(10,729)	(10,502)	64,280	61,450
Due after 5 years	202,901	189,628	(20,963)	(23,201)	181,938	166,427
Total	1,282,178	1,169,175	(164,217)	(147,916)	1,117,961	1,021,259

(*)             The net balance receivable does not include past-due portfolio totaling MCh$7,169 as of March 31, 2013 (MCh$4,568 in 2012).

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Sale or transfer of credits from the loans to customers:

During the period ended March 31, 2013 and 2012 Banco de Chile has no carried out transactions of sale or transfer of the loan portfolio.

During the fourth quarter of 2012, the Bank celebrated a contract to issue securitized bonds and a credit cession contract without responsibility with their subsidiary Banchile Securitizadora S.A., through which transferred two fixed rate commercial loans. With this transaction Banchile Securitizadora S.A. has formed the Separate Equity No. 17. This transaction is disclosed in Note No. 42 of the financial statements at December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.            Investment Securities:

As of March 31, 2013 and 2012 and December 31, 2012, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2013			December 2012			March 2012
	Available-	Held to		Available-	Held to		Available-	Held to
	for-sale	maturity	Total	for -sale	maturity	Total	for-sale	maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	108,896	—	108,896	110,569	—	110,569	175,620	—	175,620
Promissory notes issued by the Chilean Government and Central Bank	248,730	—	248,730	969	—	969	16,982	—	16,982
Other instruments	194,691	—	194,691	140,246	—	140,246	187,874	—	187,874

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	97,838	—	97,838	85,688	—	85,688	91,844	—	91,844
Bonds from domestic banks	190,358	—	190,358	116,100	—	116,100	125,899	—	125,899
Deposits from domestic banks	525,723	—	525,723	560,390	—	560,390	455,609	—	455,609
Bonds from other Chilean companies	32,255	—	32,255	32,281	—	32,281	44,842	—	44,842
Promissory notes issued by other Chilean companies	—	—	—	—	—	—	5,736	—	5,736
Other instruments	126,424	—	126,424	129,693	—	129,693	130,275	—	130,275

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments	77,905	—	77,905	88,504	—	88,504	124,376	—	124,376

Total	1,602,820	—	1,602,820	1,264,440	—	1,264,440	1,359,057	—	1,359,057

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.          Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$22,627 as of March 31, 2013 (MCh$9,381 in 2012).  The agreements to repurchase have an average maturity of 5 days as of March 31, 2013 (4 days in 2012).

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$145 as of March 31, 2013 (Ch$522 million in 2012).

In instruments issued abroad are included mainly bank bonds and shares.

As of March 31, 2013, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$24,195 (net unrealized gain of MCh$12,726 in 2012), recorded in other comprehensive income within equity.

During 2013 and 2012, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2013 and 2012 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the three-month period ended March 31, 2013 and 2012, and the year ended December 31, 2012  are as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Unrealized gain (loss) arising during the period	8,721	26,259	(18,350)
Realized gain included in the consolidated statement of comprehensive income	(970)	(1,749)	35,786
Net gain (loss) on available-for-sale before income tax	7,751	24,510	17,436

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.            Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$14,247 as of March 31, 2013 (MCh$15,880 in 2012), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		March		March		March		March
Company	Shareholder	2013	2012	2013	2012	2013	2012	2013	2012
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method:
Servipag Ltda.	Banco de Chile	50.00	50.00	6,672	7,582	3,336	3,791	(42)	92
Transbank S.A.	Banco de Chile	26.16	26.16	6,498	6,383	1,700	1,670	50	28
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	256	65
Redbanc S.A.	Banco de Chile	38.13	38.13	4,313	5,788	1,645	2,207	111	161
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	6,815	9,854	1,363	1,971	148	228
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.(*)	Banco de Chile	15.00	15.00	4,408	3,886	661	550	18	23
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,181	1,903	591	952	26	(41)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,667	1,312	556	437	18	17
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,798	1,586	482	425	23	17
Subtotal				39,764	44,706	11,989	13,658	608	590

Investments valued at cost: (1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)(**)						38	2	—	—
Subtotal						2,258	2,222	—	—
Total						14,247	15,880	608	590

(1) Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                        The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2013 and 2012 is detailed as follows:

	March	March
	2013	2012
	MCh$	MCh$

Balance as of January1,	13,933	15,418
Sale of investments	—	—
Acquisition of investments	—	—
Participation in net income	608	590
Dividends receivable	(294)	(144)
Dividends received	—	—
Payment of dividends	—	16
Balance as of March 31,	14,247	15,880

(c)                         During the three-month period ended March 31, 2013 and 2012 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.            Intangible Assets:

(a)                       As of March 31, 2013 and 2012, Intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	March	March	March	March	March	March	March	March	March	March
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	7	7	2	3	4,138	4,138	(3,155)	(2,534)	983	1,604
Other Intangible Assets:
Software or computer programs	6	6	3	3	83,242	76,488	(52,213)	(43,577)	31,029	32,911
Intangible assets arising from business combinations	7	7	2	3	1,740	1,740	(1,327)	(1,066)	413	674
Other intangible assets	—	—	—	—	622	42	(28)	(15)	594	27
Total					89,742	82,408	(56,723)	(47,192)	33,019	35,216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                       Movements in intangible assets during the nine-month period ended March 31, 2013 and 2012 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	2,298	—	2	2,300
Disposals/ write-downs	—	(335)	—	(62)	(397)
Balance as of March 31, 2012	4,138	76,488	1,740	42	82,408

Balance as of January 1, 2013	4,138	82,736	1,740	612	89,226
Acquisitions	—	1,018	—	22	1,040
Disposals/ write-downs	—	(512)	—	(12)	(524)
Balance as of March 31, 2013	4,138	83,242	1,740	622	89,742

Accumulated Amortization and Impairment

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the year (*)	(155)	(2,374)	(66)	(5)	(2,600)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	335	—	61	396
Balance as of March 31, 2012	(2,534)	(43,577)	(1,066)	(15)	(47,192)

Balance as of January 1, 2013	(3,000)	(50,641)	(1,261)	(34)	(54,936)
Amortization for the year (*)	(155)	(2,084)	(66)	(6)	(2,311)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	512	—	12	524
Balance as of March 31, 2013	(3,155)	(52,213)	(1,327)	(28)	(56,723)

Net balance as of March 31, 2013	983	31,029	413	594	33,019

(*)                       See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                        As of March 31, 2013 and 2012, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	March	March
Detail	2013	2012
	MCh$	MCh$

Software and licenses	7,523	6,495

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment:

(a)                       As of March 31, 2013 and 2012, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2012	176,266	125,819	137,120	439,205
Additions	12	3,836	2,491	6,339
Disposals/write-downs	(451)	(155)	(343)	(949)
Transfers	—	—	—	—
Reclassifications	—	—	18	18
Total	175,827	129,500	139,286	444,613

Accumulated depreciation	(33,776)	(105,025)	(96,624)	(235,425)
Impairment loss (*)	—	—	—	—
Balance as of March 31, 2012	142,051	24,475	42,662	209,188

Balance as of January 1, 2013	176,152	132,027	144,636	452,815
Additions	—	1,834	1,524	3,358
Disposals/write-downs	(364)	—	(313)	(677)
Transfers	—	—	—	—
Reclassifications	—	—	(3)	(3)
Total	175,788	133,861	145,844	455,493

Accumulated depreciation	(36,581)	(111,741)	(103,671)	(251,993)
Impairment loss (*)	—	—	(5)	(5)
Balance as of March 31, 2013	139,207	22,120	42,168	203,495

Accumulated Depreciation
Balance as of January 1, 2012	(33,503)	(103,034)	(94,799)	(231,336)
Reclassifications	—	—	—	—
Depreciation charges in the period (*) (**)	(725)	(2,146)	(2,154)	(5,025)
Sales and disposals in the period	452	155	329	936
Balance as of March 31, 2012	(33,776)	(105,025)	(96,624)	(235,425)

Balance as of January 1, 2013	(35,972)	(109,932)	(101,722)	(247,626)
Reclassifications	—	(19)	19	—
Depreciation charges in the period (*) (**)	(737)	(1,932)	(2,126)	(4,795)
Sales and disposals in the period	128	142	158	428
Balance as of March 31, 2013	(36,581)	(111,741)	(103,671)	(251,993)

(*)             See Note 35 Depreciation, Amortization and Impairment.

(**)      This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$95 (MCh$95 in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.            Property and equipment, continued:

(b)                      As of March 31, 2013 and 2012, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	March 2013
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	7,135	2,206	4,411	18,959	34,622	26,470	51,207	137,875

	March 2012
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	6,879	2,094	4,112	17,214	32,468	25,573	52,641	134,102

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 5 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of March 31, 2013 and 2012, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of March 31, 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.            Current Taxes and Deferred Taxes:

(a)                      Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Income taxes	13,309	61,876	14,758
Tax from previous periods	66,202	—	63,851
Tax on non-deductible expenses (tax rate 35%)	445	3,860	319
Less:
Monthly prepaid taxes (PPM)	(8,516)	(41,960)	(7,406)
Monthly prepaid taxes last year (PPM)	(46,391)	—	(64,898)
Credit for training expenses	(1,545)	(1,545)	(648)
Other	(202)	965	(731)
Total	23,302	23,196	5,245

Tax rate	20.00%	20.00%	18.50%

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Current tax assets	3,153	2,684	2,197
Current tax liabilities	(26,455)	(25,880)	(7,442)
Total	(23,302)	(23,196)	(5,245)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current Taxes and Deferred Taxes, continued:

(b)                        Income Tax:

The Bank’s tax expense recorded for the three-month period ended March 31, 2013 and 2012 as follows:

	March	March
	2013	2012
	MCh$	MCh$
Income tax expense:
Current year taxes	13,309	14,758
Tax from previous periods	—	(1,505)
Subtotal	13,309	13,253

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	5,102	37
Effect of changes in tax rate	—	1,242
Subtotal	5,102	1,279

Non deductible expenses (Art. 21 Income Tax Law)	445	319
Other	1	(2)
Net charge to income for income taxes	18,857	14,849

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                     Current and Deferred Taxes, continued:

(c)                         Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2013 and 2012:

	March		March
	2013		2012
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	28,065	18.50	25,162
Additions or deductions	(6.23)	(8,747)	(7.04)	(9,578)
Non-deductible expenses	0.32	445	0.23	319
Tax from previous year	—	—	(1.11)	(1,505)
Effect of changes in tax rate (*)	—	—	0.91	1,242
Others	(0.65)	(906)	(0.57)	(791)
Effective rate and income tax expense	13.44	18,857	10.92	14,849

The effective rate for income tax for the period ended March 31, 2013 is 13.44% (10.92% in March 2012).

(*)The Law No. 20,630 of September 27, 2012, changed permanently the tax rate of the income tax calculated on net income before tax (first category) to 20.00%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)        Effect of deferred taxes on income and equity:

During the period 2013, the Bank has recorded the effects of deferred taxes.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December 31,	Unrecognized Temporary	Effect		Balances as of March 31,
	2012	Differences	Income	Equity	2013
	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	99,113	—	1,528	—	100,641
Obligations with agreements to repurchase	114	—	2,400	—	2,514
Leasing equipment	(3,718)	—	(3,530)	—	(7,248)
Personnel provisions	6,092	—	(3,002)	—	3,090
Staff vacation	4,058	—	80	—	4,138
Accrued interests and indexation adjustments from past due loans	2,123	—	(227)	—	1,896
Staff severance indemnities provisions	2,127	—	12	—	2,139
Other adjustments	17,234	—	214	—	17,448
Total debit differences	127,143	—	(2,525)	—	124,618

Credit Differences:
Investments with agreements to repurchase	125	—	2,383	—	2,508
Depreciation and price-level restatement of property and equipment	12,927	—	273	—	13,200
Adjustment for valuation of financial assets available-for-sale	4,499	—	—	1,550	6,049
Adjustment for cash flow hedge	258	—	—	(108)	150
Transitory assets	2,449	—	529	—	2,978
Adjustment for derivative instruments	378	—	(45)	—	333
Other adjustments	6,994	—	(563)	7	6,438
Total credit differences	27,630	—	2,577	1,449	31,656

Deferred tax assets (liabilities), net	99,513	—	(5,102)	(1,449)	92,962

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.          Other Assets:

(a)                                Item detail:

At the end of each period, other assets are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Assets held for leasing (*)	78,849	74,986	68,977

Assets received or awarded as payment
Assets awarded in judicial sale	111	81	1,743
Assets received in lieu of payment	2,259	2,475	4,109
Provision for assets received in lieu of payment (see (b) below) (**)	(37)	(40)	(1,076)
Subtotal	2,333	2,516	4,776

Other Assets
Documents intermediated (***)	78,848	89,800	39,007
Other accounts and notes receivable	30,971	20,001	25,815
Guaranteed cash deposit	16,943	25,984	27,930
Investment properties	16,603	16,698	16,984
Pending transactions	11,373	114	1,874
Prepaid expenses	10,928	4,156	8,158
VAT receivable	7,991	9,292	6,869
Recoverable income taxes	6,498	6,280	6,379
Commissions receivable	6,312	6,392	4,099
Transaction in progress	1,902	8,676	26,625
Rental guarantees	1,387	1,386	1,360
Accounts receivable for sale of assets received in lieu of payment	854	423	611
Recovered leased assets for sale	711	777	189
Materials and supplies	535	610	687
Others	26,333	28,787	20,668
Subtotal	218,189	219,376	187,255
Total	299,371	296,878	261,008

(*)                      These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.00039% (0.0425% in 2012) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)        This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the three-month period ended March 31, 2013 and March 31, 2012 are detailed as follows:

MCh$

Balance as of January 1, 2012	1,118
Provisions used	(42)
Provisions established	—
Provisions released	—
Balance as of March 31, 2012	1,076

Balance as of January 1, 2013	40
Provisions used	(3)
Provisions established	—
Provisions released	—
Balance as of March 31, 2013	37

19.            Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Current accounts	4,411,633	4,495,134	4,260,118
Other demand deposits and accounts	683,780	599,320	567,019
Other demand deposits	359,770	376,517	328,638
Total	5,455,183	5,470,971	5,155,775

20.            Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Time deposits	9,573,394	9,370,063	8,916,515
Term savings accounts	180,095	179,465	180,806
Other term balances payable	78,249	63,422	42,984
Total	9,831,738	9,612,950	9,140,305

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.            Borrowings from Financial Institutions:

(a)         At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Domestic banks
Banco Santander	—	—	6,293

Foreign banks
Foreign trade financing
Commerzbank A.G.	194,007	182,926	178,539
Bank of America N.T. & S.A.	178,684	189,501	159,670
Wells Fargo Bank	143,816	131,763	221,920
Citibank N.A.	133,820	107,249	230,425
Deutsche Bank Trust	48,098	—	—
HSBC Bank	47,705	—	—
Toronto Dominion Bank	44,905	38,402	73,359
The Bank of New York Mellon	44,362	57,161	57,696
Standard Chartered Bank	41,404	117,218	148,298
Sumitomo Banking	37,805	16,828	—
JP Morgan Chase Bank	23,623	24,003	107,590
Mercantil Commercebank N.A.	23,591	19,184	—
Zuercher Kantonalbank	18,884	14,401	38,565
Deutsche Bank AG	11,849	12,003	408
Bank of China	505	828	340
Banco de Sabadell	294	337	38
Bank of Montreal	—	—	117,523
Royal Bank of Scotland	—	—	59,695
ING Bank	—	—	24,549
Branch Banking and Trust Company	—	—	9,785
Bank of Nova	—	—	2,930
Banco Espíritu Santo	—	—	2,455
Others	6	22	977
Borrowings and other obligations
Wells Fargo Bank	94,370	96,370	132,549
Standard Chartered Bank	35,644	36,084	36,893
China Development Bank	35,596	35,996	49,182
Citibank N.A.	25,189	27,571	30,437
JP Morgan Chase Bank	—	—	3,338
Otros	697	816	5,405
Subtotal	1,184,854	1,108,663	1,692,566

Chilean Central Bank	15	18	54

Total	1,184,869	1,108,681	1,698,913

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                     Borrowings from Financial Institutions, continued:

(b)         Domestic Banks Deposits

During the three-month period ended March 31, 2013, the Bank has no financial obligations with local banks institutions (MCh$ 6,293 as of March 31, 2012)

(c)          Foreign Banks Obligations

The maturities are as follows:

	March 2013	December 2012	March 2012
	MCh$	MCh$	MCh$

Up to 1 month	150,659	181,954	261,731
Over 1 month and up to 3 months	329,181	153,702	493,587
Over 3 months and up to 12 months	611,857	631,051	775,545
Over 1 year and up to 3 years	93,157	141,956	112,521
Over 3 years and up to 5 years	—	—	49,182
Over 5 years	—	—	—
Total	1,184,854	1,108,663	1,692,566

(d)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	March 2013	December 2012	March 2012
	MCh$	MCh$	MCh$

Borrowings and other obligations	—	—	—
Total credit lines for the renegotiation of loans	15	18	54
Total	15	18	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.            Debt Issued:

At the end of each period, debt issued is detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Mortgage bonds	106,888	115,196	142,869
Bonds	2,607,368	2,412,233	1,611,201
Subordinated bonds	748,423	746,504	745,327
Total	3,462,679	3,273,933	2,499,397

During the period ended as of March 2013, Banco de Chile issued bonds by an amount of MCh$374,323, of which corresponds to Unsubordinated bonds and Subordinated Bonds by an amount of MCh$370,727 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUR1011	22,114	12 years	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12 years	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8 years	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7 years	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15 years	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15 years	3.50	UF	03/26/2013	03/26/2028
Subtotal as of March 31, 2013	201,161
Short-term as of Bonds (*)	169,566
Total as of March 31, 2013	370,727

(*) On May 4, 2012 Banco de Chile gradually began issuing bonds denominated “Short-term Bonds” (Commercial Papers), which have maturity less than 364 days.  As of March 31, 2013 the total issuance was USD$359,500,000 and payments by an amount of US$371,580,000.

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	3,596	25 years	3.75	UF	01/25/2013	01/25/2038
Total as of September 30, 2012	3,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

During the year ended December 31, 2012, Banco de Chile issued bonds by an amount of Ch$1,233,985 million, of which correspond to unsubordinated bond and Subordinated Bonds by an amount of MCh$1,207,808 and MCh$26,177 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
BCHIUJ0811	1,334	8 years	3.20	UF	10/05/2012	10/05/2020
BCHIUJ0811	33,456	8 years	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13 years	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8 years	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8 years	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15 years	3.50	UF	10/22/2012	10/22/2027
BONO HKD (*)	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
BONO HKD (*)	54,374	15 years	4.00	HKD	11/07/2012	09/09/2027
BONO PEN (**)	14,083	5 years	4.04	PEN	10/30/2012	10/30/2017
Subtotal as of March 31, 2012	691,380
Short-term as of Bonds (*)	516,428
Total as of March 31, 2012	1,207,808

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                     Debt Issued, continued:

(*) On August 9, 2012 it approved in Board Meeting No. 2,759 a bond issue program in Hong Kong, according the Regulation — S of SEC (Securities and Exchange Commission) for an amount of US$60,000,000 for to be placed in international market, of which on September 5, 2012 it were issued and placed an amount of 400,000,000 Hong Kong dollars.

Later, on October 25, 2012 it was approved in Board Meeting No. 2,764 a complementary program of issue of bonds according to Regulation — S of SEC (Securities and Exchange Commission) for an amount of US$130.000.000 for to be placed in international market, of which on November 7, 2012 it were issued and placed an amount of 875,000,000 Hong Kong dollars.

(**) On October 11, 2012 it was approved in Board Meeting No. 2,763 a program issue of bonds according to Regulation — S of SEC (Securities and Exchange Commission) for an amount not greater than US$100,000,000, of which the October 30, 2012 were issued and placed PEN 75,000,000 or US$28,000,000.

(***) On May 4, 2012 Banco de Chile gradually began issuing bonds denominated “Short-term Bonds (Commercial Papers), which have maturity, date of January 15, 2013. The total issuance was US$1,077,080 and payments of US$665,500,000.

Subordinated Bonds

Serie	Monto MM$	Plazo	Tasa anual de emisión	Moneda	Fecha de emisión	Fecha de vencimiento
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25 years	3.75	UF	12/28/2012	12/28/2037
Total	26,177

The Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments as of March 31, 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.            Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Other Chilean obligations	95,829	106,537	86,398
Public sector obligations	54,416	55,586	60,552
Total	150,245	162,123	146,950

24.            Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Provision for minimum dividends	80,658	300,759	71,405
Provisions for Personnel benefits and payroll expenses	48,263	64,546	44,161
Provisions for contingent loan risks	38,146	36,585	36,084
Provisions for contingencies:
Additional loan provisions	97,757	97,757	95,486
Other provisions for contingencies	3,519	3,107	3,576
Country risk provisions	2,027	2,083	7,684
Total	270,370	504,837	258,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.            Provisions, continued:

(b)                      The following table details the movements in provisions and accrued expenses during the three month period ending March 31, 2013 and March 31, 2012:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	71,405	13,908	750	—	5,225	91,288
Provisions used	(259,501)	(29,661)	—	—	(223)	(289,385)
Provisions released	—	(720)	—	—	(725)	(1,445)
Balances as of March 31, 2012	71,405	44,161	36,084	95,486	11,260	258,396

Balances as of January 1, 2013	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	80,658	11,390	1,565	—	639	94,252
Provisions used	(300,759)	(26,669)	—	—	(228)	(327,656)
Provisions released	—	(1,004)	(4)	—	(55)	(1,063)
Balances as of March 31, 2013	80,658	48,263	38,146	97,757	5,546	270,370

(c)                       Provisions for personnel benefits and payroll:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Short-term personnel benefits	12,493	29,649	12,498
Vacation accrual	20,686	20,842	20,098
Pension plan- defined benefit plan	10,692	10,633	8,358
Other benefits	4,392	3,422	3,207
Total	48,263	64,546	44,161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.            Provisions, continued:

(d)                                Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Opening defined benefit obligation	10,633	8,511	8,511
Increase in provisions	96	808	105
Benefit paid	(101)	(864)	(258)
Prepayments	—	(22)	—
Actuarial gains	64	2,200	—
Closing defined benefit obligation	10,692	10,633	8,358

(ii)      Net benefits expenses:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Current service cost	96	808	105
Interest cost of benefits obligations	468	468	482
Actuarial gains (losses)	(405)	1,732	(482)
Net benefit expenses	160	3,008	105

(iii)   Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	March	December	March
	2013	2012	2012
	%	%	%

Discount rate	5.50	5.50	6.04
Annual salary increase	5.19	5.08	2.00
Payment probability	99.99	99.99	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at March 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.            Provisions, continued:

(e)                       Movements in provisions for incentive plans:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Balances as of January 1,	29,649	28,827	28,827
Provisions established	5,744	28,406	6,803
Provisions used	(22,400)	(27,584)	(22,722)
Provisions release	(500)	—	(410)
Balance as of March 31, 2013	12,493	29,649	12,498

(f)                        Movements in vacations accruals:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Balances as of January 1,	20,842	20,361	20,361
Provisions established	1,580	5,655	1,513
Provisions used	(1,540)	(4,363)	(1,648)
Provisions release	(196)	(811)	(128)
Balance as of March 31, 2013	20,686	20,842	20,098

(g)                       Employee share-based benefits provision:

As of March 31, 2013 and 2012, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                      Contingent loan provisions:

As of March 31, 2013 and 2012, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$38,146 million (Ch$36,084 million in 2012).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.            Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Accounts and notes payable (*)	90,234	111,358	76,545
Unearned income	4,875	5,357	4,830
Dividends payable	1,000	883	850

Other liabilities
Documents intermediated (**)	110,186	132,651	80,041
Cobranding	24,717	23,066	22,322
VAT debit	10,511	11,689	10,295
Leasing deferred gains	5,343	5,900	5,957
Transactions in progress	2,518	5,080	3,446
Insurance payments	136	135	888
Others	2,939	4,947	8,137
Total	252,459	301,066	213,311

(*)              Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)       This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.            Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	376,508	323,924	238,227
Confirmed foreign letters of credit	89,266	85,272	86,462
Issued letters of credit	134,515	138,714	164,663
Bank guarantees	1,523,137	1,437,312	1,217,783
Immediately available credit lines	5,494,187	5,481,235	4,941,949
Other commitments	1,038	122,997	170,242
Transactions on behalf of third parties
Collections	422,827	386,006	605,828
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	1,146	12,144	1,681
Other Financial assets managed on behalf of third parties	—	—	—
Financial assets acquired on its own behalf	18,386	22,802	41,344
Other Financial assets acquired on its own behalf	—	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,115,670	6,237,859	6,142,642
Securities held in safe custody in other entities	4,689,217	4,483,567	4,823,051
Total	19,865,897	18,731,832	18,433,872

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.            Contingencies and Commitments, continued:

(b)                                Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of March 31, 2013, the Bank has established provisions for this concept in the amount of MCh$419 (MCh$716 in 2012), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	March 31, 2013
	2013	2014	2015	2016	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	65	5	31	318	419

(b.2)            Contingencies for significant lawsuits:

As of March 31, 2013 and 2012, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                                 Guarantees granted:

i.                             In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,375,500, maturing January 9, 2014 (UF 2,332,000, maturing on January 4, 2013 for the third month 2012).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$78,438 million as of March 31, 2013 (Ch$107,079 million in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(c)                                  Guarantees granted, continued:

The details of guarantees are as follow:

	March	Guarantees
Fund	2013	Number
	MCh$
Mutual Fund Banca Americana Voltarget - Guaranteed	11,878	336723-1
Mutual Fund Estrategia Commodities - Guaranteed	6,302	336721-5
Mutual Fund Ahorro Plus I - Guaranteed	730	336720-7
Mutual Fund Ahorro Estable III - Guaranteed	5,051	336717-6
Mutual Fund Depósito Plus - Guaranteed	14,958	004713-3
Mutual Fund Depósito Plus II - Guaranteed	12,552	005272-2
Mutual Fund Second Best Chile EEUU - Guaranteed	2,207	004820-2
Mutual Fund Chile Bursátil - Guaranteed	5,050	005401-7
Mutual Fund Europa Accionario - Guaranteed	2,069	004716-7
Mutual Fund Twin Win Europa 103 - Guaranteed	3,541	004712-5
Mutual Fund Depósito Plus III	14,100	005712-0
Total	78,438

ii.                              In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December	March
Guarantees:	2013	2012	2012
	MCh$	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	30	69	13,852
Securities Exchange of the Electronic, Stock Exchange of Chile	28,974	33,693	24,404

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,993	3,068	2,993

Fixed income securities to ensure stock loans, Securities Exchange of the Electronic, Stock Exchange of Chile	2,073	47	—

Total	34,070	36,877	41,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(c)                                  Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2014, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

(d)                                 Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$

Credit lines	23,085	22,661	21,375
Bank guarantees	12,550	11,407	12,132
Guarantees and surety bonds	2,103	2,064	2,053
Letters of credit	406	434	382
Other commitments	2	19	142
Total	38,146	36,585	36,084

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.            Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of March 31, 2013, the paid-in capital of Banco de Chile is represented by 91,977,210,257 registered shares (86,942,514,973 in 2012), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1) On March 21, 2013, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2012.

(ii.2)  The following table shows the share movements from December 31, 2011 to March 31, 2013:

	Ordinary shares	Ordinary S Series shares	Ordinary T Series shares (**)	Total shares

As of December 31, 2011	86,942,514,973	—	—	86,942,514,973

As of March 31, 2012	86,942,514,973	—	—	86,942,514,973
Capitalization of retained earnings (*)	1,095,298,538	—	—	1,095,298,538
Fully paid and subscribed shares	—	—	1,861,179,156	1,861,179,156
Total shares subscribed and fully paid as of December 31, 2012	88,037,813,511	—	1,861,179,156	89,898,992,667
Shares subscribed and paid as of March 31, 2013	—	—	2,078,217,590	2,078,217,590
Total Shares subscribed and fully paid as of March 31, 2013	88,037,813,511	—	3,939,396,746	91,977,210,257
Shares subscribed and not paid	—	—	92,696	92,696
Total Shares	88,037,813,511	—	3,939,489,442	91,977,302,953

(*)    Capitalization as of March 22, 2012.

(**)  Capital increase as of October 17, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                                Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the three-month period ended March 31, 2013 ascend to Ch$115,226 million (Ch$102,007 million in 2012).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2012 ascend to Ch$36,193 million (Ch$58,092 million of income for the year ended as of December 31, 2011).

(c)                                 Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to net income for the year ended as of December 31, 2012.

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended as of December 31, 2011.

(d)                                Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$80,658 (MCh$71,405 in 2012) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)                                 Earnings per share:

i.                 Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.              Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	March	March
	2013	2012
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	121,470	121,161
Weighted average number of ordinary shares	91,232,721,374	88,037,813,511
Earning per shares (in Chilean pesos)	1.33	1.38

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	121,470	121,161
Weighted average number of ordinary shares	91,232,721,374	88,037,813,511
Assumed conversion of convertible debt	—	—
Adjusted number of shares	91,232,721,374	88,037,813,511
Diluted earnings per share (in Chilean pesos)	1.33	1.38

As of March 31, 2013 and 2012, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                                   Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2013 it was made a charge to equity for an amount of Ch$12 million (charge to equity for Ch$45 million in 2012).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2013 it was made a credit to equity for an amount of Ch$6,200 million (credit to equity for Ch$14,370 million in 2012).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2013 it was made a charge to equity for an amount of Ch$433 million (credit to equity for Ch$633 million in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.            Interest Revenue and Expenses:

(a)                                On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	March 2013				March 2012
			Prepaid				Prepaid
	Interest	Adjustment	fees	Total	Interest	Adjustment	fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	180,489	7,103	463	188,055	162,787	40,875	592	204,254
Consumer loans	135,442	66	1,927	137,435	122,431	440	1,489	124,360
Residential mortgage loans	46,031	5,451	903	52,385	39,860	39,354	1,029	80,243
Financial investment	16,455	966	—	17,421	15,204	7,676	—	22,880
Repurchase agreements	581	—	—	581	664	—	—	664
Loans and advances to banks	4,511	—	—	4,511	3,022	—	—	3,022
Other interest revenue	37	124	—	161	31	680	—	711
Total	383,546	13,710	3,293	400,549	343,999	89,025	3,110	436,134

The amount of interest revenue recognized on a received basis for impaired portfolio as of March 31, 2013 was Ch$1,941 million (Ch$1,871 million in 2012).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	March 2013			March 2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	6,337	764	7,101	5,710	2,308	8,018
Residential mortgage loans	1,386	667	2,053	1,589	1,022	2,611
Consumer loans	298	—	298	208	—	208
Total	8,021	1,431	9,452	7,507	3,330	10,837

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                     Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	March 2013			March 2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	109,546	2,805	112,351	104,253	24,966	129,219
Debt issued	30,427	3,907	34,334	24,101	23,985	48,086
Other financial obligations	505	105	610	538	414	952
Repurchase agreements	3,337	—	3,337	3,599	2	3,601
Borrowings from financial institutions	3,473	—	3,473	6,663	—	6,663
Demand deposits	17	75	92	20	1,871	1,891
Other interest expenses	—	23	23	—	121	121
Total	147,305	6,915	154,220	139,174	51,359	190,533

(d)                       As of March 31, 2013 and 2012, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	March 2013			March 2012
	Income			Income
	(loss)	Expenses	Total	(loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	5,585	1,701	7,286	4,137	462	4,599
Loss from accounting hedges	(5,313)	(563)	(5,876)	(3,659)	—	(3,659)
Net gain on hedged items	(3,279)	—	(3,279)	(2,186)	—	(2,186)
Total	(3,007)	1,138	(1,869)	(1,708)	462	(1,246)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	March	March
	2013	2012
	MCh$	MCh$

Interest revenue	400,549	436,134
Interest expenses	(154,220)	(190,533)
Subtotal	246,329	245,601

Income accounting hedges (net)	(1,869)	(1,246)

Total interest revenue and expenses, net	244,460	244,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.            Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	March	March
	2013	2012
	MCh$	MCh$
Income from fees and commission
Card services	26,519	24,993
Collections and payments	14,902	13,439
Investments in mutual funds and others	13,212	14,618
Trading and securities management	7,304	6,965
Lines of credit and overdrafts	5,611	5,691
Use of distribution channel	5,301	4,379
Fees for insurance transactions	4,851	4,068
Portfolio management	4,136	4,494
Guarantees and letters of credit	4,113	3,446
Usage Banchile’s brand	3,118	3,068
Financial advisory services	316	641
Other fees earned	4,973	5,499
Total income from fees and commissions	94,356	91,301

Expenses from fees and commissions
Fees for credit card transactions	(11,453)	(9,783)
Sales force fees	(2,726)	(2,283)
Fees for collections and payments	(1,678)	(1,590)
Fees for securities transactions	(740)	(975)
Sale of mutual fund units	(610)	(784)
Other fees	(181)	(620)
Total expenses from fees and commissions	(17,388)	(16,035)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.            Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	March	March
	2013	2012
	MCh$	MCh$

Financial assets held-for-trading	5,542	4,966
Sale of available-for-sale instruments	2,261	1,676
Net income on other transactions	(15)	7
Derivative instruments	(2,918)	(8,428)
Sale of loan portfolios	—	—
Total	4,870	(1,779)

31.            Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2013	2012
	MCh$	MCh$

Translation difference, net	10,616	18,323
Indexed foreign currency, net	(1,374)	(7,607)
Gain from accounting hedges	718	1,525
Total	9,960	12,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.            Provisions for Loan Losses:

The movement during the nine-month period ended March 2013 and 2012 is the following:

			Loans to customers
	Loans and advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(189)	(48)	—	—	—	—	—	—	—	—	(1,565)	(553)	(1,754)	(601)
Group provisions	—	—	(12,683)	(7,202)	(1,203)	(1,088)	(44,700)	(48,171)	(58,586)	(56,461)	—	(197)	(58,586)	(56,658)
Provisions established, net	(189)	(48)	(12,683)	(7,202)	(1,203)	(1,088)	(44,700)	(48,171)	(58,586)	(56,461)	(1,565)	(750)	(60,340)	(57,259)

Provisions released:
Individual provisions	—	160	1,635	1,192	—	—	—	—	1,635	1,192	—	—	1,635	1,352
Group provisions	—	—	—	—	—	—	—	—	—	—	4	—	4	—
Provisions released, net	—	160	1,635	1,192	—	—	—	—	1,635	1,192	4	—	1,639	1,352

Provision, net	(189)	112	(11,048)	(6,010)	(1,203)	(1,088)	(44,700)	(48,171)	(56,951)	(55,269)	(1,561)	(750)	(58,701)	(55,907)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	2,647	2,907	328	154	5,883	5,896	8,858	8,957	—	—	8,858	8,957

Provisions, net of allowances for credit risk	(189)	112	(8,401)	(3,103)	(875)	(934)	(38,817)	(42,275)	(48,093)	(46,312)	(1,561)	(750)	(49,843)	(46,950)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.            Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	March	March
	2013	2012
	MCh$	MCh$

Remuneration	47,471	44,105
Bonuses	16,972	17,746
Lunch and health benefits	5,748	5,722
Staff severance indemnities	1,742	2,126
Training expenses	707	381
Other personnel expenses	5,292	5,124
Total	77,932	75,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.            Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	March	March
	2013	2012
	MCh$	MCh$

General administrative expenses
Information Technology and communications	11,619	11,983
Maintenance and repair of property and equipment	6,596	7,437
Office rental	4,988	4,753
Securities and valuables transport services	2,343	2,440
Office supplies	1,920	1,480
Rent ATM area	1,867	1,840
External advisory services	1,523	1,459
Lighting, heating and other utilities	1,163	1,402
Donations	984	364
Representation and transferring of personnel	856	759
Insurance premiums	842	638
Legal and notary	842	821
P.O box, mail and postage	652	687
Equipment rental	280	286
Fees for professional services	166	153
Other general administrative expenses	3,115	2,933
Subtotal	39,756	39,435

Outsources services
Credit pre-evaluation services	4,642	4,025
Data processing	1,837	1,844
Other	3,073	2,474
Subtotal	9,552	8,343

Board expenses
Board remunerations	499	498
Other Board expenses	100	74
Subtotal	599	572

Marketing expenses
Advertising	6,016	6,201
Subtotal	6,016	6,201

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	1,705	1,568
Real estate contributions	689	789
Patents	652	483
Other taxes	330	134
Subtotal	3,376	2,974
Total	59,299	57,525

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.            Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	March	March
	2013	2012
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note 16a)	4,890	5,120
Amortization of intangibles assets (Note 15b)	2,311	2,600
Total	7,201	7,720

(b)                       As of March 31, 2013 and 2012, the composition of impairment expenses is the following:

	March	March
	2013	2012
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note 16a)	5	—
Impairment of Intangible Assets (Note 15b)	—	—
Total	5	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.            Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	March	March
	2013	2012
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,777	1,695
Other income	2	2
Subtotal	1,779	1,697

Release of provisions for contingencies
Country risk provisions	—	705
Other provisions for contingencies	55	20
Subtotal	55	725

Other income
Expense recovery	3,227	400
Rental income	1,579	1,450
Recovery from external branches	506	486
Gain on sale of property and equipment	160	58
Fiduciary and trustee commissions	44	69
Foreign trade income	7	2,236
Income from sale of leased assets	6	32
Refund charged-off of property and equipment	—	19
Others	529	465
Subtotal	6,058	5,215

Total	7,892	7,637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.            Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	March	March
	2013	2012
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	—	—
Charge-off assets received in lieu of payment	388	254
Expenses to maintain assets received in lieu of payment	79	93
Subtotal	467	347

Provisions for contingencies
Country risk provisions	412	—
Other provisions for contingencies	104	5,297
Subtotal	516	5,297

Other expenses
Cobranding travel club and global pass	5,118	4,890
Provisions other expenses	1,570	2,009
Write-offs for operating risks	1,077	668
Card administration	533	650
Operating expenses and charge-off leasing assets	109	213
Write-offs and provisions for fraud	101	126
Civil judgments	89	98
Contributions to government organizations	66	72
Mortgage life insurance	90	69
Others	415	462
Subtotal	9,168	9,257

Total	10,151	14,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)                       Loans to related parties:

	Production Companies (*)			Investment Companies (**)			Individuals (***)			Total
	March	December	March	March	December	March	March	December	March	March	December	March
	2013	2012	2012	2013	2012	2012	2013	2012	2012	2013	2012	2012
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Loans and accounts receivable:
Commercial loans	256,636	250,983	221,606	65,942	63,576	38,705	838	704	553	323,416	315,263	260,864
Residential mortgage loans	—	—	—	—	—	—	15,594	14,974	13,889	15,594	14,974	13,889
Consumer loans	—	—	—	—	—	—	3,768	3,920	3,437	3,768	3,920	3,437
Gross loans	256,636	250,983	221,606	65,942	63,576	38,705	20,200	19,598	17,879	342,778	334,157	278,190
Provision for loan losses	(849)	(761)	(779)	(128)	(136)	(197)	(61)	(68)	(75)	(1,038)	(965)	(1,051)
Net loans	255,787	250,222	220,827	65,814	63,440	38,508	20,139	19,530	17,804	341,740	333,192	277,139

Off balance sheet accounts:
Guarantees	1,742	1,864	16,732	—	—	—	—	—	—	1,742	1,864	16,732
Letters of credits	85	280	5,322	—	—	—	—	—	—	85	280	5,322
Banks guarantees	22,855	24,361	20,246	1,720	2,374	1,923	—	—	—	24,575	26,735	22,169
Immediately available credit lines	39,561	46,179	36,221	5,739	4,532	1,553	9,609	9,320	9,323	54,909	60,031	47,097
Total off balance sheet account	64,243	72,684	78,521	7,459	6,906	3,476	9,609	9,320	9,323	81,311	88,910	91,320
Provision for contingencies loans	(27)	(44)	(101)	(1)	(1)	(2)	—	—	—	(28)	(45)	(103)
Off balance sheet account, net	64,216	72,640	78,420	7,458	6,905	3,474	9,609	9,320	9,323	81,283	88,865	91,217

Amount covered by Collateral
Mortgage	31,359	31,034	27,958	55	55	55	15,278	15,325	15,391	46,692	46,414	43,404
Warrant	—	—	—	—	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	—	—	7	7	7	20	20	7
Others (****)	2,842	2,842	2,855	17,300	17,300	17,300	10	10	10	20,152	20,152	20,165
Total colateral	34,214	33,889	30,813	17,355	17,355	17,355	15,295	15,342	15,408	66,864	66,586	63,576

Acquired Instruments
For trading purposes	5,013	—	6,053	—	—	—	—	—	—	5,013	—	6,053
Total acquired instruments	5,013	—	6,053	—	—	—	—	—	—	5,013	—	6,053

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                   Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                      Production companies are legal entities which comply with the following conditions:

i)                        They engage in productive activities and generate a separable flow of income

ii)                     Less than 50% of their assets are trading securities or investments

(**)               Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)        Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****) These guarantees correspond mainly to shares and other financial guarantees.

(b)                       Other assets and liabilities with related parties:

	March	December	March
	2013	2012	2012
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	9,241	11,174	85,461
Derivative instruments	145,003	107,487	118,793
Other assets	3,297	2,931	2,698
Total	157,541	121,592	206,952

Liabilities
Demand deposits	76,063	87,480	94,310
Savings accounts and time deposits	564,906	378,965	375,013
Derivative instruments	83,801	83,582	91,082
Debt issued	51,718	79,821	—
Borrowings from financial institutions	159,009	134,820	260,862
Other liabilities	7,777	9,044	7,450
Total	943,274	773,712	828,717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                               Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	March		March
	2013		2012
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized

Interest and revenue expenses	4,363	4,078	4,275	4,455
Fees and commission income	13,357	5,548	9,933	5,163
Financial operating	27,101	17,798	63,167	44,301
Released or established of provision for credit risk	—	19	—	75
Operating expenses	—	23,787	—	22,825
Other income and expenses	131	14	200	3
Total	44,952	51,244	77,575	76,822

(*)    This detail does not constitute a Statement of Comprehensive Income for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

There are no contracts entered during the period 2013 and 2012 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                        Payments to key management personnel:

	March	March
	2013	2012
	MCh$	MCh$

Remunerations	883	989
Short-term benefits	3,093	3,871
Contract termination indemnity	18	124
Total	3,994	4,984

Composition of key personnel:

	N° of executives
	March	March
	2013	2012
Position
CEO	1	1
Deputy general manager	—	1
CEOs of subsidiaries	8	8
Division Managers	12	15
Total	21	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.          Related Party Transactions, continued:

(f)            Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	March 2013		March 2012		March 2013	March 2012	March 2013	March 2012	March 2013	March 2012	March 2013	March 2012
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	89	(*)	90	(*)	10	10	79	71	—	—	178	171
Gonzalo Menéndez Duque	12		12		4	5	25	34	—	—	41	51
Jorge Awad Mehech	12		12		6	5	26	28	—	—	44	45
Jaime Estévez Valencia	12		12		5	5	23	24	—	—	40	41
Andrónico Luksic Craig	37		36		1	1	—	—	—	—	38	37
Rodrigo Manubens Moltedo	12		12		4	5	11	10	—	—	27	27
Jorge Ergas Heymann	13		12		3	4	8	10	—	—	24	26
Francisco Pérez Mackenna	12		12		6	3	16	9	—	—	34	24
Thomas Fürst Freiwirth	13		12		5	4	7	7	—	—	25	23
Guillermo Luksic Craig	12		12		—	—	—	—	—	—	12	12
Jacob Ergas Ergas	—		—		—	—	1	2	—	—	1	2
Otros directores de filiales	—		—		—	—	38	45	—	—	38	45
Total	224		222		44	42	234	240	—	—	502	504

(1)              Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$3 (MCh$7 in 2012).

(*)              Includes a provision of MCh$52 (MCh$51 in 2012) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$67 (MCh$66 in 2012).

Travel and other related expenses amount to MCh$30 (MCh$2 in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                         Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                      Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)                   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)  Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    No market quotes are available for the specific financial instrument. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean central bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                    The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	64,503	73,827	56,889	3,616	—	—	121,392	77,443
Other instruments issued in Chile	575	1,505	132,145	221,638	—	1,262	132,720	224,405
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	74,809	44,490	—	—	—	—	74,809	44,490
Subtotal	139,887	119,822	189,034	225,254	—	1,262	328,921	346,338
Derivative contracts for trading purposes
Forwards	—	—	63,806	90,283	—	—	63,806	90,283
Swaps	—	—	269,671	284,607	—	—	269,671	284,607
Call Options	—	—	257	196	—	—	257	196
Put Options	—	—	360	83	—	—	360	83
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	334,094	375,169	—	—	334,094	375,169
Hedge accounting derivative contracts
Swaps	—	—	69	—	—	—	69	—
Subtotal	—	—	69	—	—	—	69	—
Financial assets available-for-sale from the Chilean Government and Central Bank	185,868	—	366,449	380,476	—	—	552,317	380,476
Other instruments issued in Chile	—	—	623,559	544,289	349,039	309,916	972,598	854,205
Instruments issued abroad	33,977	—	—	—	43,928	124,376	77,905	124,376
Subtotal	219,845	—	990,008	924,765	392,967	434,292	1,602,820	1,359,057
Total	359,732	119,822	1,513,205	1,525,188	392,967	435,554	2,265,904	2,080,564

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	70,048	98,512	—	—	70,048	98,512
Swaps	—	—	266,618	261,551	—	—	266,618	261,551
Call Options	—	—	340	152	—	—	340	152
Put Options	—	—	394	131	—	—	394	131
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	21	—	—	—	21
Subtotal	—	—	337,400	360,367	—	—	337,400	360,367
Hedge derivative contracts
Swaps	—	—	30,484	33,302	—	—	30,484	33,302
Subtotal	—	—	30,484	33,302	—	—	30,484	33,302
Total	—	—	367,884	393,669	—	—	367,884	393,669

Since last quarter of the present period, it was established a new criteria of classification of the level of financial instruments, according to what observables are their prices in the market. The new definition is described above of this disclosure. It should be noted that this change has no impact on the valuation of financial assets and liabilities measured at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.      Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of March 31, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications	Transfer between Lever 1 and 2	Balance as of March 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—
Available-for-Sale Instruments
Other instruments issued in Chile	278,073	(1,331)	1,807	70,490	—	—	349,039
Instruments issued abroad	57,966	(2,076)	444	(12,406)	—	—	43,928
Subtotal	336,039	(3,407)	2,251	58,084	—	—	392,967

Total	336,039	(3,407)	2,251	58,084	—	—	392,967

	As of March 31, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications	Transfer between Lever 1 and 2	Balance as of March 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	96	—	581	—	—	1.262
Subtotal	585	96	—	581	—	—	1.262
Available-for- Sale Instruments
Other instruments issued in Chile	321.378	(964)	3.182	(13.680)	—	—	309.916
Instruments issued abroad	128.403	(2.640)	14.584	(15.971)	—	—	124.376
Subtotal	449,781	(3.604)	17.766	(29.651)	—	—	434.292

Total	450,366	(3.508)	17.766	(29.070)	—	—	435.554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

(d)                               Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of March 31, 2013		As of March 31, 2012
	Level 3	Sensitivity to changes in keyassumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	—	1,262	(1)
Total	—	—	1,262	(1)
Financial assets available-for-Sale
Other instruments issued in Chile	349,039	(5,778)	309,916	(401)
Instruments issued abroad	43,928	(378)	124,376	(74)
Total	392,967	(6,156)	434,292	(475)

The level 3 figures in the precedent matrix represent the fair value calculated using data provided by the Business area, verified by the PCU using prices from independent market data providers. The following column, sensitivity to changes in key assumptions of models, represents the best proxy for what could be a variation, or delta, in the fair value of these instruments.

The sensitivity figures are calculated as a difference in fair values. This difference is calculated as the fair value in the precedent column, Banco de Chile figures, minus the fair value obtained by using other market data set. The rationale behind this way to calculate the sensitivity is based on the appropriateness of prices and rates provided by independent sources, such as Interactive Data. This brokerage information companies uses all the available market information and is used by the major financial institutions in Chile such as Banks and Pension Funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	March	March	March	March
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	629,627	996,023	629,627	996,023
Transactions in the course of collection	478,296	546,454	478,296	546,454
Receivables from repurchase agreements and security borrowing	44,816	40,050	44,816	40,050
Subtotal	1,152,739	1,582,527	1,152,739	1,582,527
Loans and advances to banks
Domestic banks	33,160	64,220	33,160	64,220
Central Bank of Chile	650,321	494	650,321	494
Foreign banks	283,281	234,663	283,281	234,663
Subtotal	966,762	299,377	966,762	299,377
Loans to customers, net
Commercial loans	11,728,600	11,095,108	11,664,903	11,091,977
Residential mortgage loans	4,318,226	3,791,235	4,318,281	3,760,249
Consumer loans	2,715,612	2,470,947	2,727,161	2,460,977
Subtotal	18,762,438	17,357,290	18,710,345	17,313,203
Total	20,881,939	19,239,194	20,829,846	19,195,107

Liabilities
Current accounts and other demand deposits	5,455,183	5,155,775	5,455,183	5,155,775
Transactions in the course of payment	317,569	349,718	317,569	349,718
Payables from repurchase agreements and security lending	329,557	301,456	329,557	301,456
Savings accounts and time deposits	9,831,738	9,140,305	9,825,174	9,127,118
Borrowings from financial institutions	1,184,869	1,698,913	1,179,372	1,696,137
Other financial obligations	150,245	146,950	150,245	146,950
Subtotal	17,269,161	16,793,117	17,257,100	16,777,154
Debt Issued
Letters of credit for residential purposes	80,456	101,415	81,463	120,996
Letters of credit for general purposes	26,432	41,454	26,763	49,458
Bonds	2,607,368	1,611,201	2,460,133	1,515,204
Subordinate bonds	748,423	745,327	723,205	695,815
Subtotal	3,462,679	2,499,397	3,291,564	2,381,473
Total	20,731,840	19,292,514	20,548,664	19,158,627

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

The Bank did not incur any “day 1” profits or losses during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2013 and 2012, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	629,627	—	—	—	—	—	629,627
Transactions in the course of collection	478,296	—	—	—	—	—	478,296
Financial Assets held-for-trading	328,921	—	—	—	—	—	328,921
Receivables from repurchase agreements and security borrowing	35,159	6,240	3,417	—	—	—	44,816
Derivative instruments	23,954	39,593	84,648	85,623	40,176	60,169	334,163
Loans and advances to banks (**)	725,492	122,488	119,930	—	—	—	967,910
Loans to customers (*) (**)	1,981,460	1,985,947	3,202,452	4,315,971	2,033,808	4,741,781	18,261,419
Financial assets available-for-sale	485,698	141,322	133,433	360,123	214,370	267,874	1,602,820
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,688,607	2,295,590	3,543,880	4,761,717	2,288,354	5,069,824	22,647,972

	As of March 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	996,023	—	—	—	—	—	996,023
Transactions in the course of collection	546,454	—	—	—	—	—	546,454
Financial Assets held-for-trading	346,338	—	—	—	—	—	346,338
Receivables from repurchase agreements and security borrowing	9,024	30,141	885	—	—	—	40,050
Derivative instruments	512	611	1,769	228,353	71,191	72,733	375,169
Loans and advances to banks (**)	91,136	93,200	91,891	24,044	—	—	300,271
Loans to customers (*) (**)	1,681,182	1,937,017	2,929,176	3,998,746	2,019,382	4,257,836	16,823,339
Financial assets available-for-sale	281,081	111,847	361,532	212,043	145,214	247,340	1,359,057
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	3,951,750	2,172,816	3,385,253	4,463,186	2,235,787	4,577,909	20,786,701

(*)             This only includes loans that are current as of period end.  Therefore, it excludes past due loans amounting to MCh$939,519 (MCh$931,400 in 2012) of which MCh$528,556 (MCh$527,996 in 2012) were less than 30 days past due.

(**)       The respective provisions, which amount to MCh$438,500 (MCh$397,449 in 2012) for loans to customers and MCh$1,148 (MCh$894 in 2012) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities, continued:

	As of March 31, 2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,455,183	—	—	—	—	—	5,455,183
Transactions in the course of payment	317,569	—	—	—	—	—	317,569
Payables from repurchase agreements and security lending	329,360	73	124	—	—	—	329,557
Savings accounts and time deposits (***)	4,312,663	2,562,315	2,438,364	338,143	128	30	9,651,643
Derivative instruments	21,503	28,792	81,678	95,437	51,093	89,381	367,884
Borrowings from financial institutions	150,674	329,181	611,857	93,157	—	—	1,184,869
Debt issued:
Mortgage bonds	4,978	5,622	14,960	32,940	20,226	28,162	106,888
Bonds	72,927	38,240	115,614	466,094	450,280	1,464,213	2,607,368
Subordinate bonds	9,787	13,588	15,446	48,256	151,865	509,481	748,423
Other financial obligations	96,158	1,065	5,060	10,145	7,094	30,723	150,245
Total liabilities	10,770,802	2,978,876	3,283,103	1,084,172	680,686	2,121,990	20,919,629

	As of March 31, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,155,775	—	—	—	—	—	5,155,775
Transactions in the course of payment	349,718	—	—	—	—	—	349,718
Payables from repurchase agreements and security lending	295,354	105	5,997	—	—	—	301,456
Savings accounts and time deposits (***)	4,043,989	2,290,526	2,156,860	467,781	320	23	8,959,499
Derivative instruments	37,692	31,238	73,075	104,720	53,647	93,297	393,669
Borrowings from financial institutions	268,078	493,587	775,545	112,521	49,182	—	1,698,913
Debt issued:
Mortgage bonds	5,906	6,866	18,554	42,239	28,427	40,877	142,869
Bonds	—	—	9,975	267,024	517,159	817,043	1,611,201
Subordinate bonds	25,181	14,659	17,765	45,643	156,069	486,010	745,327
Other financial obligations	86,720	1,181	5,275	11,976	7,972	33,826	146,950
Total liabilities	10,268,413	2,838,162	3,063,046	1,051,904	812,776	1,471,076	19,505,377

(***)      Excluding term saving accounts, which amount to MCh$180,095 (MCh$180,806 in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Subsequent Events:

On April 11, 2013 it approved in Ordinary Board Meeting, the designation until next ordinary shareholders meeting of Mr. Jean-Paul Luksic Fontoba as director to replace the director Mr. Gullermo Luksic Craig.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between March 31, 2013 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G.	Arturo Tagle Q.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO